UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into

English) Lago Zurich 245,

Plaza Carso / Edificio Telcel, Piso

16 Colonia Ampliación Granada,

Alcaldía Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-259910).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations as of and for the six months ended June 30, 2022.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2022 (our “2021 Form 20-F”).

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	information about our expected commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	the impact of the COVID-19 pandemic;

•	statements about our future economic performance or that of Mexico or other countries in which we operate, including statements regarding currency and inflation;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Part III Risk Factors” in our 2021 Form 20-F, include the impact of the COVID-19 pandemic, economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

We provide telecommunications services in 24 countries or territories. We are a leading telecommunications service provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services, based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, which together account for over half of our total RGUs and where we have the largest market share based on RGUs. We also have operations in 15 other countries in the Americas and seven countries in Central and Eastern Europe. As of June 30, 2022, we had 305.8 million wireless voice and data subscribers and 74.6 million fixed RGUs.

We have identified RGUs as a key performance indicator (“KPI”) that helps measure the performance of our operations. The table below includes the number of our wireless subscribers and our fixed RGUs, which together make up the total RGUs, in the countries where we operate. Wireless subscribers consist of the number of prepaid and postpaid subscribers to our wireless services. Fixed RGUs consist of fixed voice, fixed data and Pay TV units (which include customers of our Pay TV services and, separately, of certain other digital services). The figures below reflect total wireless subscribers and fixed RGUs of all of our consolidated subsidiaries, without adjustments to reflect our equity interest, in the following reportable segments:

•	Mexico Wireless;

•	Mexico Fixed;

•	Brazil;

•	Colombia;

•	Southern Cone (Argentina, Chile, Paraguay and Uruguay);

•	Andean Region (Ecuador and Peru);

•	Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama);

•	Carribean (the Dominican Republic and Puerto Rico); and

•	Europe (Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia).

	As of June 30,
	2021	2022

	(in thousand)
Wireless Subscribers:
Mexico	78,742	81,364
Brazil	67,772	85,735
Colombia	33,844	36,322
Southern Cone	32,287	33,866
Andean Region	19,809	21,004
Central America	15,912	16,976
Caribbean	6,713	7,222
Europe	22,325	23,275

Total Wireless Subscribers	277,403	305,764
Fixed RGUs:
Mexico	21,536	21,256
Brazil	25,930	24,699
Colombia	8,673	9,075
Southern Cone	3,051	3,701
Andean Region	2,348	2,544
Central America	4,327	4,552
Caribbean	2,615	2,673
Europe	6,071	6,135

Total Fixed RGUs	74,551	74,632

Total RGUs	351,954	380,396

We operate in all of our geographic segments under the Claro brand name, except in Mexico and Europe, where we principally do business under the brand names listed below.

COUNTRY	PRINCIPAL BRANDS	SERVICES AND PRODUCTS
Mexico	Telcel	Wireless voice Wireless data

	Telmex Infinitum	Fixed voice Fixed data

Europe	A1	Wireless voice Wireless data Fixed voice Fixed data Pay TV

Acquisitions, Other Investments and Divestitures

On July 1, 2022 we completed the sale of 100% of our interest in our subsidiary Claro Panama, S.A. pursuant to the agreement with Cable & Wireless Panama, S.A., an affiliate of Liberty Latin America LTD., announced on September 15, 2021. The transaction excluded (i) all telecommunication towers owned indirectly by América Móvil in Panama and (ii) the Claro trademarks. The agreed purchase price was U.S.$200 million on a cash/debt free basis.

Effects of the COVID-19 Pandemic

The unprecedented health crisis arising from the COVID-19 pandemic has resulted in a severe global economic downturn and has caused significant volatility, uncertainty, and disruption. We continue to monitor the evolution of the COVID-19 pandemic in the countries where we operate to take preventive measures to ensure the continuity of operations and safeguard the health and safety of our personnel and customers.

During 2021, there were lockdowns and other measures implemented to control the spread of COVID-19 in our region of operations, resulting in the closure of shops and customer-care centers, the imposition of constraints on the mobility of our clients and the disruption of our supply chain for handsets and other equipment. In order to mitigate the effects of supply-chain disruption and handset scarcity, we began ordering excess quantities of handsets in each country in which we operate during the fourth quarter of 2021. Most major smartphone manufacturers were able to respond to our increased handset orders.

Our investments in capital expenditures are expected to return to pre-pandemic levels in 2022.

OPERATING AND FINANCIAL REVIEW AS OF JUNE 30, 2022

AND FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND

2022

The following is a summary and discussion of our unaudited condensed consolidated financial information as of June 30, 2022 and for the six months ended June 30, 2021 and 2022. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our 2021 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our 2021 Form 20-F.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 19.9847 to U.S.$1.00, which was the rate reported by Banco de México for settlement of obligations in foreign currencies on June 30, 2022, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación).

Condensed Consolidated Financial Data of América Móvil

The following tables set forth our unaudited consolidated financial information for the six months ended June 30, 2021 and 2022.

	For the six months ended June 30,
	2021		2022

	(in millions of Mexican pesos)				(in millions of U.S. dollars)

	(unaudited)		(unaudited)
Operating revenues:
Service revenues	Ps.	348,331	Ps.	362,144	U.S.$	18,121
Sales of equipment		68,351		66,473		3,326

	Ps.	416,682	Ps.	428,617	U.S.$	21,447

Operating costs and expenses:
Cost of sales and services		167,044		168,919		8,452
Commercial, administrative and general expenses		89,332		93,858		4,697
Other expenses		2,927		2,018		101
Depreciation and amortization		80,426		83,021		4,154

	Ps.	339,728	Ps.	347,817	U.S.$	17,404

Operating income	Ps.	76,954	Ps.	80,800	U.S.$	4,043

Interest income		1,543		1,788		89
Interest expense		(18,647)		(20,766)		(1,039)
Foreign currency exchange gain, net		4,715		26,712		1,337
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(6,300)		(18,478)		(925)
Equity interest in net result of associated companies		16		(4)		—

Profit before income tax		58,281		70,052		3,505
Income tax		19,126		23,000		1,151

Net profit for the period from continuing operations	Ps.	39,155	Ps.	47,052	U.S.$	2,354
Profit after tax for the period from discontinued operations		7,705		—		—

Net profit for the period	Ps.	46,860	Ps.	47,052	U.S.$	2,354

Net profit for the period attributable to:
Equity holders of the parent from continuing operations	Ps.	36,921	Ps.	44,481	U.S.$	2,225
Equity holders of the parent from discontinued operations		7,705		—		—
Non-controlling interests		2,234		2,571		129

	Ps.	46,860	Ps.	47,052	U.S.$	2,354

Other comprehensive income (loss) items:
Net other comprehensive loss that may be reclassified to profit or loss in subsequent years:
Effect of translation of foreign entities from continuing operations	Ps.	(7,046)	Ps.	(18,409)	U.S.$	(921)
Unrealized gain on equity investments at fair value, net of deferred taxes		1,271		10,207		511

Total other comprehensive (loss) income items for the period, net of deferred taxes		(5,775)		(8,202)		(410)

	For the six months ended June 30,
	2021		2022

	(in millions of Mexican pesos)				(in millions of U.S. dollars)

	(unaudited)		(unaudited)
Total comprehensive income for the period	Ps.	41,085	Ps.	38,850	U.S.$	1,944

Comprehensive income for the year attributable to:
Equity holders of the parent from continuing operations	Ps.	40,335	Ps.	39,530	U.S.$	1,978
Non-controlling interests		750		(680)		(34)

	Ps.	41,085	Ps.	38,850	U.S.$	1,944
Comprehensive income for the period:
Net comprehensive income from continuing operations	Ps.	33,380	Ps.	38,850		1,944
Net comprehensive income from discontinued operations		7,705		—		—

	Ps.	41,085	Ps.	38,850	U.S.$	1,944

	As of December 31,		For the six months ended June 30,
	2021		2022

	(in millions of Mexican pesos)				(in millions of U.S. dollars)

	(audited)		(unaudited)
Balance Sheet Data
Total current assets	Ps.	404,157	Ps.	414,047	U.S.$	20,717
Total non-current assets		1,285,493		1,292,373		64,668

Total assets		1,689,650		1,706,420		85,385

Total current liabilities		534,013		544,449		27,244
Long-term debt		418,807		439,009		21,967
Derivative financial instruments		71,022		72,294		3,617
Deferred income taxes		49,465		48,906		2,446
Deferred revenues		2,699		2,825		142
Asset retirement obligation		16,752		15,428		772
Employee benefits		142,850		137,105		6,860

Total liabilities		1,235,608		1,260,016		63,048
Equity:
Capital stock		96,333		96,330		4,820
Retained earnings:
Prior year		255,267		404,632		20,248
Profit for the year		192,423		44,481		2,225

Total retained earnings		447,690		449,113		22,473
Other comprehensive loss items		(154,388)		(160,846)		(8,049)

Equity attributable to equity holders of the parent	Ps.	389,635	Ps.	384,597	U.S.$	19,244
Non-controlling interests		64,407		61,807		3,093

Total equity		454,042		446,404		22,337

Total liabilities and equity	Ps.	1,689,650	Ps.	1,706,420	U.S.$	85,385

Consolidated Results of Operations for the Six Months Ended June 30, 2021 and 2022

Our financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues and expenses. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the euro, U.S. dollar, Brazilian real, Colombian and Argentine peso, affect our results of operations as reported in Mexican pesos.

In the following discussion regarding our results, we include a discussion of the change in the different components of our revenues and cost and expenses between periods at constant exchange rates, i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods. We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

On November 23, 2021, we completed the sale of our U.S. operations (TracFone Wireless, Inc., “TracFone”) to Verizon as previously disclosed in our press release filed on a report on Form 6-K on November 23, 2021. As a result, in accordance with IFRS 5, TracFone’s operations are classified as discontinued operations for all periods presented in the consolidated financial information included in this report. Accordingly, results are presented in a single amount as profit after tax from discontinued operations in the consolidated financial information included in this report. Operating and financial information presented herein therefore excludes Tracfone, including for periods prior to the sale.

Operating Revenues

Total operating revenues for the first six months of 2022 increased by 2.9%, or Ps.11.9 billion, over the first six months of 2021. At constant exchange rates, total operating revenues for the first six months of 2022 increased by 5.1% over the first six months of 2021. This increase principally reflects an increase in prepaid, postpaid, corporate networks and broadband, partially offset by a decrease in Pay TV service s, fixed voice and equipment revenues.

Service Revenues – Service revenues for the first six months of 2022 increased by 4.0%, or Ps.13.8 billion, over the first six months of 2021. At constant exchange rates, service revenues for the first six months of 2022 increased by 5.9% over the first six months of 2021. This increase principally reflects increases in revenues from our prepaid and postpaid mobile services, fixed broadband and corporate networks, which were partially offset by a decrease in revenues from our Pay TV services and fixed voice revenues.

Sales of Equipment – Sales of equipment revenues for the first six months of 2022 decreased by 2.7%, or Ps.1.9 billion, over the first six months of 2021. At constant exchange rates, sales of equipment revenues for the first six months of 2022 increased by 0.9% over the first six months of 2021. This decrease principally reflects lower sales of smartphones, data-enabled devices and accessories.

Operating Costs and Expenses

Total operating costs and expenses for the first six months of 2022 increased by 2.4%, or Ps.8.1 billion, over the first six months of 2021. At constant exchange rates, total operating costs and expenses for the first six months of 2022 increased by 4.4% over the first six months of 2021. This increase in operating costs and expenses principally reflects increases in electric energy costs, payments to content producers, payments to other networks and IT costs.

Cost of Sales and Services – Cost of sales and services increased by 1.1%, or Ps.1.9 billion, over the first six months of 2021. At constant exchange rates, cost of sales and services for the first six months of 2022 increased by 3.5% over the first six months of 2021. This increase principally reflects an increase in electric energy costs, network maintenance, infrastructure and lease space. This increase, which was also due to inflationary pressures, was partially offset by the success of our continued cost savings program.

Commercial, Administrative and General Expenses – Commercial, administrative and general expenses for the first six months of 2022 increased by 5.1%, or Ps.4.5 billion, over the first six months of 2021. As a percentage of operating revenues, commercial, administrative and general expenses were 21.9% for the first six months of 2022, as compared to 21.4% for the first six months of 2021. At constant exchange rates, commercial, administrative and general expenses for the first six months of 2022 increased by 7.4% over the first six months of 2021. This increase principally reflects one-off items, including a write-off of certain uncollectible accounts, which decreased our balance of expenditures.

Other Expenses – Other expenses for the first six months of 2022 decreased by Ps.0.9 billion over the first six months of 2021.

Depreciation and Amortization – Depreciation and amortization for the first six months of 2022 increased by 3.2%, or Ps.2.6 billion, over the first six months of 2021. As a percentage of operating revenues, depreciation and amortization were 19.4% for the first six months of 2022, as compared to 19.3% for the first six months of 2021. At constant exchange rates, depreciation and amortization for the first six months of 2022 increased by 5.5% over the first six months of 2021. This increase principally reflects depreciation and amortization expenses resulting from the revaluation of the passive infrastructure of the telecommunications towers, which became effective as of December 31, 2021.

Operating Income

Operating income for the first six months of 2022 increased by 5.0%, or Ps.3.8 billion, over the first six months of 2021. Operating margin (operating income as a percentage of operating revenues) was 18.9% for the first six months of 2022, as compared to 18.5% for the first six months of 2021.

Non-Operating Items

Net Interest Expense – Net interest expense (interest expense less interest income) for the first six months of 2022 increased by 11.0%, or Ps.1.9 billion, over the first six months of 2021. This increase principally reflects an increase in interest expense on lease liabilities and a decrease in interest on debt.

Foreign Currency Exchange Gain, Net – We recorded a net foreign currency exchange gain of Ps.26.7 billion for the first six months of 2022, compared to our net foreign currency exchange gain of Ps.4.7 billion for the first six months of 2021. The gain principally reflects the appreciation of some of the currencies in which our indebtedness is denominated, particularly the Brazilian real and the U.S. dollar.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net – We recorded a net loss of Ps.18.5 billion for the first six months of 2022 on the valuation of derivatives, interest cost from labor obligations and other financial items, net, compared to a net loss of Ps.6.3 billion for the first six months of 2021. The change in the first six months of 2022 principally reflects a loss on hedging instruments as a result of the depreciation of some of the currencies in which our indebtedness is denominated.

Income Tax – Our income tax expense related to continuing operations for the first six months of 2022 increased by 20.3%, or Ps.3.9 billion, over the first six months of 2021. This increase principally reflects higher profit before income tax due to an increase in our net foreign currency exchange gain of Ps.22.0 billion compared to 2021. Our income tax expense related to discontinued operations for the first six months of 2022 resulted from the sale of 100% of our ownership in TracFone as described above.

Our income tax expense for the first six months of 2022 was Ps. 23.0 billion, as compared to a tax credit of Ps.19.1 billion for the first six months of 2021 (does not include income tax for discontinued operations abroad (Tracfone Operation). This increase principally reflects higher profit before income tax due to an increase in our net foreign currency exchange gain of Ps. 22.0 billion compared to the first six months of 2021. Our effective corporate income tax rate as a percentage of profit before income tax was 33.0% for the first six months of 2022, as compared to 32.8% for the first six months of 2021. This rate differed from the Mexican statutory rate of 30.0% principally because of taxable inflationary effects in general, Brazil tax benefits and tax credits, Telmex employee benefits and non-taxable items in general. Our effective corporate income tax rate as a percentage of profit before income tax was 27.4% for 2021, as compared to 28.4% for 2020.

Net Profit

We recorded a net profit of our continuing operations of Ps.47.1 billion for the first six months of 2022, an increase of 20.2%, or Ps.7.9 billion over the first six months of 2021.

The net profit obtained through both the operation of TracFone until its sale on November 23, 2021 and the sale itself is classified as discontinued net profit for the period, which totaled Ps.7.7 billion for the first six months of 2021. Together with the net income of our continuing operations, for the first six months of 2022, we recorded a net profit of Ps.47.1 billion, compared to Ps.46.9 billion for the first six months of 2021.

Segment Results of Operations for the Six Months Ended June 30, 2021 and 2022

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate, including Ecuador, Puerto Rico, Panama and El Salvador.

	Mexican pesos per foreign currency unit (average for the period) for the six months ended June 30,
	2021	2022	% Change
Brazilian real	3.7509	4.0032	6.7
Colombian peso	0.0055	0.0051	(7.3)
Argentine peso	0.2212	0.1814	(18.0)
U.S. dollar	20.1750	20.2799	0.5
Euro	24.3096	22.1951	(8.7)

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the six months ended June 30, 2021
	Operating revenues		Operating income (loss)

	(in millions of Mexican Pesos)
Mexico Wireless	Ps.	119,765	Ps.	38,184
Mexico Fixed		47,593		7,157
Brazil		75,208		9,899
Colombia		39,865		7,735
Southern Cone		28,532		404
Andean Region		26,126		4,409
Central America		23,845		3,870
Caribbean		19,567		4,140
Europe		55,945		6,442
Eliminations		(19,764)		(5,286)

Total	Ps.	416,682	Ps.	76,954

	For the six months ended June 30, 2022
	Operating revenues		Operating income (loss)

	(in millions of Mexican Pesos)
Mexico Wireless	Ps.	118,886	Ps.	36,731
Mexico Fixed		47,710		6,667
Brazil		83,957		11,749
Colombia		38,703		7,869
Southern Cone		29,789		397
Andean Region		27,429		3,574
Central America		24,845		4,329
Caribbean		20,471		4,437
Europe		52,667		7,964
Eliminations		(15,840)		(2,917)

Total	Ps.	428,617	Ps.	80,800

Interperiod Segment Comparisons

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first six months of 2022 and 2021. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues).

Each reportable segment includes all income, cost and expense eliminations that occurred between subsidiaries within the reportable segment. The Mexico Wireless segment also includes corporate income, costs and expenses.

Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of exchange rate changes and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

Mexico Wireless

The number of prepaid wireless subscribers for the first six months of 2022 increased by 4.1 % over the first six months of 2021, and the number of postpaid wireless subscribers decreased by 0.1%, resulting in an increase in the total number of wireless subscribers in Mexico of 3.3%, or 2.6 million, to approximately 81.3 million as of June 30, 2022.

Segment operating revenues for the first six months of 2022 decreased by 0.7% over the first six months of 2021. Adjusted segment operating revenues for the first six months of 2022 increased by 2.7% over the first six months of 2021. This increase in segment operating revenues principally reflects an increase in prepaid and postpaid wireless revenues.

Segment operating margin was 30.9% in the first six months of 2022, as compared to 31.9% for the first six months of 2021. Adjusted segment operating margin for this segment was 40.3% for the first six months of 2022, as compared to 38.8% for the first six months of 2021. This increase in adjusted segment operating margin in the first six months of 2022 principally reflects the success of our corporate cost savings program in operations, optimization in networks and maintenance costs, which we successfully continue to implement without affecting the quality of our services and coverage.

Mexico Fixed

The number of fixed voice RGUs in Mexico for the first six months of 2022 decreased by 3.9 % over the first six months of 2021, and the number of broadband RGUs in Mexico increased by 1.7%, resulting in a decrease in total fixed RGUs in Mexico of 1.3% over the first six months of 2021, or 280 thousand, to approximately 21.2 million as of June 30, 2022.

Segment operating revenues for the first six months of 2022 increased by 0.2% over the first six months of 2021. Adjusted segment operating revenues for the first six months of 2022 decreased by 1.1% over the first six months of 2021. This decrease in adjusted segment operating revenues principally reflects a decrease in corporate networks services by 2.6% and fixed voice revenues by 8.5%, which was partially offset by an increase in broadband revenues of 3.3%.

Segment operating income for the first six months of 2022 decreased by 6.8% over the first six months of 2021. Adjusted segment operating income for the first six months of 2022 decreased by 11.8% over the first six months of 2021.This decrease principally reflects increases in the contractual salary of our employees and higher information technology and customer service costs.

Segment operating margin was 14.0% in the first six months of 2022, as compared to 15.0% in the first six months of 2021. Adjusted segment operating margin was 3.0% in the first six months of 2022, as compared to 3.4% in the first six months of 2021. The decrease in segment operating margin for the first six months of 2022 principally reflects an increase in revenues from broadband and corporate networks, partially offset by a decrease in segment depreciation expenses.

Brazil

The number of prepaid wireless subscribers for the first six months of 2022 increased by 31.8 % over the first six months of 2021, and the number of postpaid wireless subscribers increased by 22.6%, resulting in an increase in the total number of wireless subscribers in Brazil of 26.5%, or 18 million, to approximately 85.7 million as of June 30, 2022. The increase in the number of wireless subscribers was due to the acquisition of Oi (which closed on April 20, 2022) and the organic growth of Claro prepaid and postpaid subscribers. The number of fixed voice RGUs for the first six months of 2022 decreased by 5.1 % over the first six months of 2021, the number of broadband RGUs decreased by 0.3%, and the number of Pay TV RGUs decreased by 10.8%, resulting in a decrease in total fixed RGUs in Brazil of 4.7%, or 1.2 million, to approximately 24.7 million as of June 30, 2022.

Segment operating revenues for the first six months of 2022 increased by 11.6% over the first six months of 2021. Adjusted segment operating revenues for the first six months of 2022 increased by 5.2% over the first six months of 2021. This increase in segment operating revenues principally reflects higher mobile data and fixed data revenues in the first six months of 2022 over the first six months of 2021. The increase in mobile data revenues in the first six months of 2022 principally reflects the increased usage of social networking platforms, cloud services and other content, and fixed data revenues increased principally due to an increase in broadband revenues, which were, in each case, partially offset by a decrease in Pay TV and fixed voice revenues.

Segment operating income for the first six months of 2022 increased by 18.7% over the first six months of 2021. Adjusted segment operating income for the first six months of 2022 increased by 6.4% over the first six months of 2021.

Segment operating margin was 14.0% in the first six months of 2022, as compared to 13.2% in the first six months of 2021. Adjusted segment operating margin was 13.7% in the first six months of 2022, as compared to 13.5% in the first six months of 2021. This increase in segment operating margin for the first six months of 2022 principally reflects an increase in doubtful accounts allowances on fraud and optimization of call centers, mainly as a result of our cost savings program.

Colombia

The number of prepaid wireless subscribers for the first six months of 2022 increased by 4.8 % over the first six months of 2021, and the number of postpaid wireless subscribers increased by 15.4%, resulting in an increase in the total number of wireless subscribers in Colombia of 7.3%, or 2.5 million, to approximately 36.3 million as of June 30, 2022. The number of fixed voice RGUs for the first six months of 2022 increased by 8.5 % over the first six months of 2021, the number of broadband RGUs increased by 1.9 % and the number of Pay TV RGUs increased by 4.2%, resulting in an increase in total fixed RGUs in Colombia of 4.6%, or 401 thousand, to approximately 9.0 million as of June 30, 2022.

Segment operating revenues for the first six months of 2022 decreased by 2.9% over the first six months of 2021. Adjusted segment operating revenues for the first six months of 2022 increased by 4.3% over the first six months of 2021.This increase in adjusted segment operating revenues principally reflects increases in fixed data revenues, mobile data revenues, Pay TV revenues and prepaid and postpaid services.

Segment operating income for the first six months of 2022 increased by 1.7% over the first six months of 2021. Adjusted segment operating income for the first six months of 2022 increased by 2.5% over the first six months of 2021.

Segment operating margin was 20.3% in the first six months of 2022, as compared to 19.4% in the first six months of 2021. Adjusted segment operating margin was 25.1% in the first six months of 2022, as compared to 25.6% in the first six months of 2021. This decrease in segment operating margin is due to an increase in amortization expenses caused by investments in spectrum and submarine cables.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

The number of prepaid wireless subscribers for the first six months of 2022 increased by 3.5% over the first six months of 2021, and the number of postpaid wireless subscribers increased by 7.1%, resulting in an increase in the total number of wireless subscribers in our Southern Cone segment of 4.9%, or 1.6 million, to approximately 33.9 million as of June 30, 2022. The number of fixed voice RGUs for the first six months of 2022 increased by 27.9 % over the first six months of 2021, the number of broadband RGUs increased by 23.6%, and the number of Pay TV RGUs increased by 10.7%, resulting in an increase in total fixed RGUs in our Southern Cone segment of 21.3%, or 650 thousand, to approximately 3.7 million as of June 30, 2022.

Segment operating revenues for the first six months of 2022 increased by 4.4% over the first six months of 2021. Adjusted segment operating revenues for the first six months of 2022 decreased by 4.3% over the first six months of 2021. This decrease in adjusted segment operating revenues principally reflects a decrease in adjusted operating revenues in Argentina, Uruguay, Chile and Paraguay. In Argentina, we experienced a decrease in revenues from prepaid and postpaid wireless voice and corporate networks, which were attributable to adverse economic conditions and which were partially offset by an increase in broadband, fixed voice and Pay TV. In Chile, we experienced an increase in corporate networks revenues. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for the first six months of 2022 decreased by 1.7% over the first six months of 2021. Adjusted segment operating income for the first six months of 2022 decreased by 13.2% over the first six months of 2021.

Segment operating margin was 1.3% in the first six months of 2022, as compared to 1.4% in the first six months of 2021. Adjusted segment operating margin was 16.5% in the first six months of 2022, as compared to 18.1% in the first six months of 2021. This decrease in the segment operating margin for the first six months of 2022 principally reflects slightly lower adjusted revenues, as described above, partially offset by the cost saving program in all countries. Also, this comes as a result of inflation or exchange rates principally in Argentina, including government control on prices and employee salaries.

Andean Region—Ecuador and Peru

The number of prepaid wireless subscribers for the first six months of 2022 increased by 3.1% over the first six months of 2021, and the number of postpaid wireless subscribers increased by 11.8%, resulting in an increase in the total number of wireless subscribers in our Andean Region segment of 6.0%, or 1.2 million, to approximately 21.0 million as of June 30, 2022. The number of fixed voice RGUs for the first six months of 2022 increased by 13.0% over the first six months of 2021, the number of broadband RGUs increased by 5.8 % and the number of Pay TV RGUs increased by 5.7%, resulting in an increase in total fixed RGUs in our Andean Region segment of 8.3%, or 195 thousand, to approximately 2.5 million as of June 30, 2022.

Segment operating revenues for the first six months of 2022 increased by 5.0% over the first six months of 2021. Adjusted segment operating revenues for the first six months of 2022 increased by 5.4% over the first six months of 2021. This increase principally reflects an increase in revenues in Peru, partially offset by a decrease in Ecuador. The increase in revenues in Peru reflects an increase in revenues from postpaid wireless, broadband, corporate networks and Pay TV services while mobile and fixed service revenues continue growing. The decrease in revenues in Ecuador reflects a decrease in revenues from postpaid and prepaid mobile and Pay TV services.

Segment operating income for the first six months of 2022 decreased by 18.9% over the first six months of 2021. Adjusted segment operating income for the first six months of 2022 decreased by 7.7% over the first six months of 2021. This decrease principally reflects an operating income increase of 10.2% in Ecuador partially offset by a decrease of 21.7% in Peru. This decrease in operating income in Peru reflects an increase in allowance of doubtful accounts from postpaid customers, mainly due to increased sales of financed equipment and subscriber acquisition costs driven by the competitive environment.

Segment operating margin was 13.0% in the first six months of 2022, as compared to 16.9% in the first six months of 2021. Adjusted segment operating margin was 17.8% in the first six months of 2022, as compared to 20.4% in the first six months of 2021. This decrease in the segment operating margin for the first six months of 2022 principally reflects an increase in subscriber acquisition cost in Peru and lower operating revenues in Ecuador.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

The number of prepaid wireless subscribers for the first six months of 2022 increase by 6.7 % over the first six months of 2021, and the number of postpaid wireless subscribers increased by 6.4%, resulting in an increase in the total number of wireless subscribers in our Central America segment of 6.7%, or 1.0 million, to approximately 17.0 million as of June 30, 2022. The number of fixed voice RGUs for the first six months of 2022 decreased by 0.3% over the first six months of 2021, the number of broadband RGUs increased by 6.4%, and the number of Pay TV RGUs increased by 13.0%, resulting in an increase in total fixed RGUs in our Central America segment of 5.2%, or 225 thousand, to approximately 4.5 million as of June 30, 2022.

Segment operating revenues for the first six months of 2022 increased by 4.2% over the first six months of 2021. Adjusted segment operating revenues for the first six months of 2022 increased by 3.7% over the first six months of 2021.

Segment operating income for the first six months of 2022 increased by 11.9% over the first six months of 2021. Adjusted segment operating income for the first six months of 2022 increased by 7.0% over the first six months of 2021. This increase in segment operating income for the first six months of 2022 principally reflects a decrease in depreciation expenses as a result of the end of the useful life of certain assets in Guatemala in the first six months of 2022.

Segment operating margin was 17.4% in the first six months of 2022, as compared to 16.2% in the first six months of 2021. Adjusted segment operating margin was 18.9% in the first six months of 2022, as compared to 18.3% in the first six months of 2021. This increase in segment operating margin for the first six months of 2022 principally reflects an increase in operating income, particularly in El Salvador, Honduras, Guatemala, Nicaragua and Costa Rica.

Caribbean—The Dominican Republic and Puerto Rico

The number of prepaid wireless subscribers for the first six months of 2022 increased by 10.1% over the first six months of 2021, and the number of postpaid wireless subscribers increased by 2.1%, resulting in an increase in the total number of wireless subscribers in our Caribbean segment of 7.6%, or 509 thousand, to approximately 7.2 million as of June 30, 2022. The number of fixed voice RGUs for the first six months of 2022 decreased by 0.3% over the first six months of 2021, the number of broadband RGUs increased by 4.9 % and the number of Pay TV RGUs increased by 3.5%, resulting in an increase in total fixed RGUs in our Caribbean segment of 2.2%, or 58 thousand, to approximately 2.7 million as of June 30, 2022.

Segment operating revenues for the first six months of 2022 increased by 4.6% over the first six months of 2021. Adjusted segment operating revenues for the first six months of 2022 increased by 4.5% over the first six months of 2021. This increase in segment operating revenues principally reflects an increase in operating revenues in Puerto Rico and the Dominican Republic. We analyze segment results in U.S. dollars because it is the functional currency of our operations in Puerto Rico.

Segment operating income for the first six months of 2022 increased by 7.2% over the first six months of 2021. Adjusted segment operating income for the first six months of 2022 increased by 12.6% over the first six months of 2021.This increase principally reflects a decrease of 22.2% in Puerto Rico and increases by 10.2% in the Dominican Republic.

Segment operating margin was 21.7% in the first six months of 2022, as compared to 21.2% in the first six months of 2021. Adjusted segment operating margin was 19.3% in the first six months of 2022, as compared to 17.9% in the first six months of 2021. This increase in segment operating margin for the first six months of 2022 principally reflects an increase in service revenues in Puerto Rico in postpaid and in the Dominican Republic, prepaid services and broadband , and the effects of the cost savings program, partially offset by the depreciation of the Dominican Peso.

Europe

The number of prepaid wireless subscribers for the first six months of 2022 decreased by 0.9 % over the first six months of 2021, and the number of postpaid wireless subscribers increased by 5.4%, resulting in an increase in the total number of wireless subscribers in our Europe segment of 4.3%, or 950 thousand, to approximately 23.3 million as of June 30, 2022. The number of fixed voice RGUs for the first six months of 2022 decreased by 3.4 % over the first six months of 2021, the number of broadband RGUs increased by 2.4 % and the number of Pay TV RGUs increased by 3.6%, resulting in an increase in total fixed RGUs in our Europe segment of 1.0%, or 63 thousand, to approximately 6.1 million as of June 30, 2022.

Segment operating revenues for the first six months of 2022 decreased by 5.9% over the first six months of 2021. Adjusted segment operating revenues for the first six months of 2022 increased by 3.2% over the first six months of 2021.This increase in adjusted segment operating revenues principally reflects an increase in mobile services and corporate networks.

Segment operating income for the first six months of 2022 increased by 23.6% over the first six months of 2021. Adjusted segment operating income for the first six months of 2022 increased by 21.0% over the first six months of 2021. Segment operating margin was 15.1% in the first six months of 2022 as compared to 11.5% in the first six months of 2021. Adjusted segment operating margin was 15.2% in the first six months of 2022, as compared to 12.9% in the first six months of 2021. This increase in segment operating margin for the first six months of 2022 principally reflects our improved performance in revenues and costs in all the countries.

Liquidity and Capital Resources

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities (including Koninklijke KPN N.V. (“KPN”) shares and Verizon Communications shares), other short term investments and fixed-income securities with a tenor of more than one year. Verizon shares are factored into calculations of net debt for information as of June 30, 2022, but are not factored into calculations of net debt for information as of June 30, 2021. As of June 30, 2022, we had net debt of Ps. 408.0 billion, compared to Ps. 488.1 billion as of June 30, 2021.

Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 81.4% of our indebtedness at June 30, 2022 was denominated in currencies other than Mexican pesos (approximately 41.01% of such non-Mexican peso debt was in U.S. dollars and 58.99% in other currencies), and approximately 18.9% of our consolidated debt obligations bore interest at floating rates. After the effects of derivative transactions and excluding the debt of Telekom Austria AG, approximately 49.14% of our net debt as of June 30, 2022 was denominated in Mexican pesos.

The maturities of our long-term debt as of June 30, 2022, excluding debt associated with lease obligations were as follows:

Years	Amount (in millions of Mexican pesos)
2023	Ps.	22,003
2024		88,967
2025		5,480
2026 and thereafter		322,559

Total	Ps.	439,009

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. As of June 30, 2022, the net fair value of our derivatives and other financial items was a net asset of Ps 22.4 billion.

During the first six months of 2022, we used approximately Ps.65.6 billion to fund capital expenditures which was primarily funded by our operating activities. We continue to evaluate our capital expenditure needs and opportunities in light of the ongoing COVID-19 pandemic. We have also continued to repurchase shares of our capital stock under our share repurchase program, and during the first six months of 2022, we spent Ps. 16.3 billion repurchasing our shares in the open market. Whether we continue to do so will depend on our operating cash flow and on various other considerations, including market prices and our other capital requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José Garcia Moreno Elizondo
Name: Carlos José Garcia Moreno Elizondo
Title: Chief Financial Officer